SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                    -----------------------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                (AMENDMENT NO. 8)


                             STRAYER EDUCATION, INC.
                    -----------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                    -----------------------------------------
                         (Title of Class of Securities)


                                    863236105
                    -----------------------------------------
                                 (CUSIP Number)


                                Steven B. Klinsky
                           New Mountain Partners, L.P.
                          712 Fifth Avenue, 23rd Floor
                            New York, New York 10019
                            Telephone: (212) 720-0300
     -----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   Copies to:
                                J. Michael Schell
                                  Sean C. Doyle
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                          New York, New York 10036-6522
                            Telephone: (212) 735-3000

                                 March 15, 2004
     -----------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)


                                Page 1 of 9 Pages

CUSIP No. 863236105                          13D
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS:
                New Mountain Partners, L.P.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
                13-4099832
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        [X] (a)
                                                                        [ ] (b)
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS:
               See Items 3 and 4      AF, OO
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                [ ]
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION:
                Delaware
-------------------------------------------------------------------------------
                              7          SOLE VOTING POWER:
          NUMBER OF                      1,632,431
           SHARES             -------------------------------------------------
        BENEFICIALLY          8          SHARED VOTING POWER:
        OWNED BY EACH                    None
          REPORTING           -------------------------------------------------
         PERSON WITH          9          SOLE DISPOSITIVE POWER:
                                         1,632,431
                              -------------------------------------------------
                              10         SHARED DISPOSITIVE POWER:
                                         None
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
              1,632,431
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES   [ ]
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                Approximately 11.04%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON:
                PN
-------------------------------------------------------------------------------

CUSIP No. 863236105                    13D
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS:
                New Mountain Investments, L.P.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
                 13-4099829
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        [X] (a)
                                                                        [ ] (b)
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS:
               AF, OO
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                [ ]
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION:
                Delaware
-------------------------------------------------------------------------------
                              7          SOLE VOTING POWER:
          NUMBER OF                      1,632,431
           SHARES             -------------------------------------------------
        BENEFICIALLY          8          SHARED VOTING POWER:
        OWNED BY EACH                    None
          REPORTING           -------------------------------------------------
         PERSON WITH          9          SOLE DISPOSITIVE POWER:
                                         1,632,431
                              -------------------------------------------------
                              10         SHARED DISPOSITIVE POWER:
                                         None
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
              1,632,431
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES   [ ]
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                Approximately 11.04%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON:
                PN
-------------------------------------------------------------------------------

CUSIP No. 863236105                    13D
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS:
                 New Mountain GP, LLC
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
                 13-4099827
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        [X] (a)
                                                                        [ ] (b)
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS:
               AF, OO
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                [ ]
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION:
                Delaware
-------------------------------------------------------------------------------
                              7          SOLE VOTING POWER:
          NUMBER OF                      1,632,431
           SHARES             -------------------------------------------------
        BENEFICIALLY          8          SHARED VOTING POWER:
        OWNED BY EACH                    None
          REPORTING           -------------------------------------------------
         PERSON WITH          9          SOLE DISPOSITIVE POWER:
                                         1,632,431
                              -------------------------------------------------
                              10         SHARED DISPOSITIVE POWER:
                                         None
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
              1,632,431
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES   [ ]
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                Approximately 11.04%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON:
                PN
-------------------------------------------------------------------------------

CUSIP No. 863236105                    13D
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS:
                 Steven B. Klinsky
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
                  N/A
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        [X] (a)
                                                                        [ ] (b)
-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS:
               OO, PF
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                [ ]
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION:
                Delaware
-------------------------------------------------------------------------------
                              7          SOLE VOTING POWER:
          NUMBER OF                      1,632,431
           SHARES             -------------------------------------------------
        BENEFICIALLY          8          SHARED VOTING POWER:
        OWNED BY EACH                    None
          REPORTING           -------------------------------------------------
         PERSON WITH          9          SOLE DISPOSITIVE POWER:
                                         1,632,431
                              -------------------------------------------------
                              10         SHARED DISPOSITIVE POWER:
                                         None
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
              1,632,431
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES   [ ]
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                Approximately 11.04%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON:
                IN
-------------------------------------------------------------------------------

                        Amendment No. 8 to Schedule 13D
                        -------------------------------

         The statement on Schedule 13D (the "Schedule 13D"), as amended by Amendment No. 1 ("Amendment No. 1"), Amendment No. 2 ("Amendment No. 2"), Amendment No. 3 ("Amendment No. 3"), Amendment No. 4 ("Amendment No. 4"), Amendment No. 5 ("Amendment No. 5"), Amendment No. 6 ("Amendment No. 6") and Amendment No. 7 ("Amendment No. 7") thereto, filed jointly on March 26, 2001, May 15, 2001, October 8, 2002, November 18, 2002, November 22, 2002, January 14, 2004, February 4, 2004 and March 11, 2004, respectively, by the persons listed on the signature pages thereto relating to the beneficial ownership of the common stock, par value $.01 per share ("Common Stock"), of Strayer Education, Inc., a Maryland corporation (the "Issuer"), and the beneficial ownership of the Series A Preferred Stock, par value $.01 per share ("Series A Preferred Stock"), of the Issuer, which is convertible into Common Stock, is hereby amended and supplemented as set forth below in this Amendment No. 8 to the Schedule 13D by the persons listed on the signature page hereto (the "Reporting Persons"). Capitalized terms used below and not otherwise defined herein shall have the meanings set forth in the Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7.


Item 4.     Purpose of Transaction.

         The disclosure in Item 4(a) is hereby amended and supplemented by adding the following:

         "On March 15, 2004, the 2004 Underwriters acquired 1,855,139 shares of Common Stock from New Mountain (including 243,121 shares of Common Stock subject to the 2004 Over-allotment Option), 1,091,879 shares of Common Stock from MidOcean (including 233,000 shares of Common Stock acquired from the exercise of its Option and 91,879 shares of Common Stock subject to the 2004 Over-allotment Option), 387,982 shares of Common Stock from the Trust and 115,000 shares of Common Stock from certain management selling stockholders subject to the 2004 Over-allotment Option (including 50,000 shares of Common Stock sold by Silberman, 41,250 shares of Common Stock sold by Steffey, 10,417 shares of Common Stock sold by Brown, 8,333 shares of Common Stock sold by McArthur and 5,000 shares of Common Stock sold by O'Reagan) at the 2004 Offering Price less the 2004 Underwriting Discount pursuant to the closing under the 2004 Underwriting Agreement."

Item 5.     Interest in Securities of the Issuer.

         The disclosure in Item 5(a) is hereby amended and restated in its entirety as follows:

         "As of the date of this Amendment No. 8, the Reporting Persons may be deemed to beneficially own an aggregate of 1,632,431 shares of Common Stock which include:

                  (i)  865,431 shares of Common Stock issuable
upon the conversion of 780,708 shares of Series A Preferred Stock
(or 6.22% of the outstanding Common Stock). The Articles

Supplementary provide that some of the dividends will be accrued and added to the liquidation preference, thereby increasing the number of shares of Common Stock into which the Series A Preferred Stock will be convertible. The Reporting Persons do not intend to amend or supplement the Schedule 13D as amended to reflect the additional shares of Common Stock which may be issued upon conversion of the Series A Preferred Stock, due solely to the accrual of dividends to increase the liquidation preference.

                  (ii) the Option granted to New Mountain to purchase up to 767,000 shares of Common Stock from the Baileys.

         Assuming the number of shares outstanding on March 1, 2004, the Reporting Persons may be deemed to beneficially own approximately 11.04% of the outstanding Common Stock of the Issuer. Including only shares of Series A Preferred Stock owned of record by New Mountain on an as-converted to Common Stock basis and the shares of Common Stock New Mountain is entitled to acquire upon exercise of the Option, New Mountain would be deemed to beneficially own 11.04% of the outstanding Common Stock of the Issuer (assuming conversion of all outstanding Series A Preferred Stock)."

         The disclosure in the first paragraph of Item 5(b) is hereby amended and restated in its entirety as follows:

         "As of the date of this Amendment No. 8, the Reporting Persons have sole voting power to direct the vote of 1,632,431 shares of Common Stock and have sole power to direct the disposition of 1,632,431 shares of Common Stock."

         The disclosure in Item 5(c) is hereby amended and supplemented by adding the following:

         "Except as set forth above, there have been no purchases or sales of Common Stock by any of the Reporting Persons during the last 60 days."

Item 6. Conracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The disclosure in the last paragraph of Item 6 is hereby amended and restated to read in its entirety as follows:

         "On March 15, 2004, New Mountain, MidOcean and the Trust entered into a letter agreement (the "Termination Agreement") that terminated, as of the date thereof, the Shareholders' Agreement, as amended by the Amendment and Joinder to the Shareholders' Agreement, pursuant to Section 5.16 of the Shareholders' Agreement.

         Other than the Shareholders' Agreement, the Letter Agreement, the Purchase Agreement, the Support and Option Agreement, the Articles Supplementary, the Escrow Agreement, the Irrevocable Proxy, the Trust, the Amendment and Joinder to the Shareholders' Agreement, the Amendment to the Registration Rights Agreement, the February 2004 Letter Agreement, the

2004 Underwriting Agreement, the March 2004 Letter Agreement, the Termination Agreement and the related documents and the transactions contemplated thereby and other understandings, as described in this item, Item 1, Item 4, Item 5 and
Item 6 above, the Reporting Persons know of no other contracts, arrangements, understandings or relationships required to be described herein."

Item 7.     Material to be Filed as Exhibits.

         The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

Exhibit 99.13. Termination Agreement, dated March 15, 2004, among New Mountain Partners, L.P., New Mountain Strayer Trust and MidOcean Capital Investors, L.P.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        NEW MOUNTAIN PARTNERS, L.P.
                                        By: New Mountain Investments, L.P., its
                                                 general partner
                                        By: New Mountain GP, LLC, its
                                                 general partner


                                        By:  /s/ Steven B. Klinsky
                                            -------------------------------
                                             Name:   Steven B. Klinsky
                                             Title:  Member


                                        NEW MOUNTAIN INVESTMENTS, L.P.
                                        By: New Mountain GP, LLC, its
                                                 general partner


                                        By:  /s/ Steven B. Klinsky
                                            -------------------------------
                                             Name:   Steven B. Klinsky
                                             Title:  Member



                                        NEW MOUNTAIN GP, LLC


                                        By:  /s/ Steven B. Klinsky
                                            -------------------------------
                                             Name:   Steven B. Klinsky
                                             Title:  Member




                                             /s/ Steven B. Klinsky
                                            -------------------------------
                                             Name:   Steven B. Klinsky



Dated: March 15, 2004